SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 20, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

Publicly-Held Company

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer's ID (CNPJ/MF):

COMPANHIA SIDERÚRGICA NACIONAL (“Company”), pursuant to article 157, paragraph 4 of Law 6,404/76 and Instruction 358/02 issued by the Brazilian Securities and Exchange Commission (“CVM”), hereby informs its shareholders and the market in general that it received the following communication from Vicunha Aços S.A. today:

“São Paulo, July 17, 2015.

Companhia Siderúrgica Nacional

Avenida Brigadeiro Faria Lima, 3400, 20º andar, Itaim Bibi, São Paulo/SP.

Att.: Mr. Gustavo Henrique Santos de Sousa

Controller, Tax Planning and Investor Relations Executive Officer.

Dear Sir,

Vicunha Aços S.A., with headquarters at Rua Henrique Schaumann, 270/278, sobreloja, sala Vicunha Aços, São Paulo/SP, inscribed in the roll of corporate taxpayers (CNPJ/MF under no. 04.213.131/0001-08 (“Vicunha Aços”), pursuant to CVM Instruction 358/02, hereby informs you that, on June 30, 2015, the merger of Vicunha Siderurgia S.A., with headquarters at Rua Henrique Schaumann, 270/278, sobreloja, sala Vicunha Aços, São Paulo/SP, inscribed in the roll of corporate taxpayers (CNPJ/MF under no. 02.871.007/0001-04 (“Vicunha Siderurgia”) by Vicunha Aços was approved (“Merger”), the documents related to the Merger having been presented for registration with the São Paulo State Registry of Commerce on this date.

The purpose of the merger was to centralize all the operations of Vicunha Aços, given that it already held 100% of the shares issued by Vicunha Siderurgia, thereby streamlining operations and reducing the administrative costs and expenses of both companies. It is worth noting that, notwithstanding the Merger, the indirect and final control structure of Companhia Siderúrgica Nacional remains unaltered.

As a result of the Merger, Vicunha Siderurgia was wound up for all legal purposes, pursuant to article 227 of Brazilian Corporation Law and Vicunha Aços shall succeed it in all its rights and obligations, including as the direct controlling shareholder of this Company, directly retaining 697,719,990 common shares issued by Companhia Siderúrgica Nacional.

Sincerely,

VICUNHA AÇOS S.A.”

São Paulo, July 20, 2015.

Companhia Siderúrgica Nacional

Gustavo Henrique Santos de Sousa

Controller, Tax Planning and Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 20, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.